Exhibit 99.1

News Release

November 4, 2022

TELUS reports strong operational and financial results for third quarter 2022

Industry-leading total Mobile and Fixed customer growth of 347,000, up 27,000 over last year, and our strongest quarter on record, driven by higher year-over-year customer growth across our portfolio of leading Mobility and Fixed services

Strong, high-quality mobile phone net additions of 150,000, a 15,000 increase over the prior year, the best quarterly result since 2010; record high connected device net additions of 124,000, up 14,000 year-over-year

Robust wireline customer net additions of 73,000, powered by world-leading customer loyalty in combination with TELUS’ PureFibre network, including sustained momentum on accretive copper-to-fibre migrations as TELUS continues to successfully execute on its accelerated broadband expansion plan

Consolidated Revenue, Adjusted EBITDA, Net Income and Earnings Per Share growth of 10 per cent, 11 per cent, 54 per cent and 48 per cent, respectively, reflecting consistent execution excellence; strong Free Cash Flow growth of 63 per cent

TELUS International’s strong growth profile to be amplified by the acquisition of WillowTree, significantly enhancing our end-to-end transformation capabilities for customers around the world

Quarterly dividend increased to $0.3511, an increase of 7.2 per cent over the same period last year, representing a yield of approximately 5 per cent at current share price, supported by leading Adjusted EBITDA growth and significant expected cash flow expansion beginning in 2023

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the third quarter of 2022. Consolidated operating revenues and other income increased by 10 per cent over the same period a year ago to $4.7 billion. This growth was driven by higher service revenues in our two reportable segments: TELUS technology solutions (TTech) and Digitally-led customer experiences – TELUS International (DLCX). TTech service revenue growth was driven by higher mobile network revenues, growth in health services revenues, increased data service revenues and growth in agriculture and consumer goods service revenues. Increased DLCX revenues resulted from growth from both expanded services for existing clients and growth from new clients. See Third Quarter 2022 Operating Highlights within this news release for a discussion on TTech and DLCX results.

"In the third quarter, the TELUS team once again demonstrated continued execution excellence, characterized by the potent combination of industry-leading customer growth, resulting in strong operational and financial results across our business," said Darren Entwistle, President and CEO. “Our robust performance reflects the chemistry of our globally leading broadband networks and customer-centric culture, which enabled our strongest quarter on record, with total customer net additions of 347,000, up more than 8 per cent, year-over-year. This included strong mobile phone net additions of 150,000, up 11 per cent over last year and the best quarterly result since the third quarter of 2010; record high connected device net additions of 124,000; and industry-leading total fixed net additions of 73,000. Our leading customer growth is underpinned by our consistent, industry-best client loyalty across our mobile and fixed product lines. Notably, again this quarter, blended mobile phone, PureFibre internet, security and voice churn were all at or below one per cent. Moreover, our industry-leading postpaid mobile phone churn of 0.76 per cent represents the eighth quarter out of the last 11 below 0.80 per cent.”

"Our results are backed by our highly differentiated and powerful asset mix geared towards high-growth, technology-oriented verticals,” continued Darren. “Despite a challenging macroeconomic environment, earlier today TELUS International (TI) once again announced solid double-digit revenue growth, coupled with leading profitability and robust cash flow in the third quarter. TI’s continued focus on profitable growth, powered by attractive end-to-end digital capabilities, position TI as a trusted advisor for premier digital customer experiences and IT services for its over 600 global clients. In October, TI announced an agreement to acquire WillowTree, a full service digital product provider, that will bolster TI's front end and design competencies, and unlock attractive cross-selling opportunities, while adding new marquee customers and further diversifying TI's enviable list of client partners. Importantly, WillowTree will augment our go-to-market transformation capabilities in respect of digital, cloud and software-based services that will be highly sought-after as we progress toward a period of economic recovery in the months to come. Furthermore, WillowTree’s software development capabilities will enhance TI’s ability to support and accelerate TELUS’ ongoing digital transformation and support key product development across our business, particularly within health and agriculture and consumer goods.”

“At TELUS Health, our team drove ongoing year-over-year health services revenue growth, while continuing to meaningfully scale our health operations as we improve health outcomes for citizens through access to better health information. This includes our healthcare programs covering over 60 million lives, inclusive of LifeWorks, an increase of more than 41 million over the third quarter last year; along with executing 143 million digital health transactions during the quarter, up 4 per cent over last year; and earning 1.7 million new virtual healthcare members in the last 12 months, increasing our virtual healthcare members to 4 million, up 74 per cent over the prior year. On September 1, 2022, we completed our acquisition of LifeWorks, welcoming their employees and customers into our TELUS Health family, and have already commenced integration to combine our respective skills and capabilities. This powerful combination creates a globally leading, end-to-end, digital-first employee primary and preventative healthcare, mental health and wellness platform covering more than 60 million lives in Canada and beyond. Customers will benefit from our team’s steadfast focus on providing exceptional customer experiences over our world-leading broadband networks, and as well, our consolidated engineering talent that will incorporate best-in-class data platform technologies to positively impact health outcomes for employees and their families, and our significantly expanded economies of scope and scale. This includes complementing LifeWorks’ international relationships with TI’s proven expertise in digital transformation and client service excellence, as well as their expansive client base and delivery teams spanning 30 countries, to extend our offerings to customers well beyond Canada. Our combined organizations, guided by a shared set of values, will provide employers with convenient, innovative and effective, data-driven primary and preventive care solutions for employees and their families to proactively manage their health and wellness, including their mental health, so that they can lead their healthiest and most productive professional and personal lives. LifeWorks brings significant benefits to TELUS Health, and we are focused intensely on integration efforts aimed at crystallizing these benefits, including meaningful synergies of $200 million or more over the next three to five years, inclusive of revenue synergies, and approximately $50 million in nearer-term cost synergies.”

“At TELUS Agriculture & Consumer Goods, our team drove revenue growth of 29 per cent over the same period last year, as a result of our team’s ongoing efforts to integrate and grow this compelling global business. We are creating significant value as the leading provider of agriculture and consumer goods technology solutions around the world, as we advance the sector’s efficiency and effectiveness, including food quality production and waste reduction, through data analytics.”

“Our consistently strong operating and financial performance is buttressed by our highly engaged team who are passionate about delivering superior service offerings and digital capabilities over our world-leading wireless and PureFibre broadband networks,” Darren further commented. “More than ever before, Canadians value fast, reliable connections, and the consistent recognition from a range of independent organizations reinforces the superiority of TELUS’ world-leading networks. Notably, in August, independent global analytics company Opensignal named TELUS as Canada’s best provider for consistent mobile network quality. This recognition makes TELUS the most awarded network in Canada, and one of the most awarded globally, by Opensignal for the 11th consecutive time. Furthermore, in October, US-based Ookla recognized TELUS as the fastest mobile provider in Canada, in their Q3 network performance report, also representing the 11th consecutive time TELUS has received this award. Alongside the numerous other third-party network awards our skilled and dedicated team has earned, these acknowledgements reinforce TELUS’ leadership in terms of offering customers the fastest, most expansive and reliable service in Canada across both our wireless and PureFibre networks. Moreover, this recognition of the leadership of TELUS’ national broadband networks underscores the tremendous value of our generational investments in world-leading network technologies, including our ongoing accelerated broadband expansion program nearing completion at the end of 2022, which will continue to drive extensive socio-economic benefits to Canadians from coast-to-coast, for decades to come.”

“Importantly, our significant, ongoing broadband network investments further enable the continued advancement of our financial and operational performance, strengthening our confidence in the robust outlook for our business, and the long-term sustainability of our industry-leading dividend growth program. The 7.2 per cent year-over-year dividend increase announced today represents the twenty-third increase since we initiated our multi-year dividend growth program in 2011, with our program now in its twelfth year and recently extended through 2025. Since 2004, TELUS has returned more than $22 billion to shareholders, including over $17 billion in dividends and more than $5 billion in share purchases, representing approximately $16 per share. Future dividend growth and affordability will be supported by strong EBITDA growth and free cash flow, value creation across our TI, Health and Agriculture and consumer goods businesses, as well as a significant reduction in annual capital expenditures beginning in 2023, leading to a meaningful and sustainable expansion in free cash flow.”

“Our TELUS team continues to demonstrate that when things are at their worst, the TELUS team is at its best. This is highlighted by our team’s support for humanitarian and disaster relief efforts this past quarter, including Hurricane Fiona, Hurricane Ian, flooding in Pakistan and the unrest in Iran. Thus far, TELUS, our team members, the TELUS Friendly Future Foundation and our customers have contributed more than $760,000 in cash and in-kind assistance. By way of example, in the aftermath of Hurricane Fiona, local team members and TELUS Community Ambassadors volunteered on the ground in impacted communities to distribute disaster relief kits, donate supplies and provide support for local charities. In addition, as a leading provider of mental health and well-being services, we launched a free 24/7 crisis support hotline through LifeWorks to support the Iranian community and their loved ones. Indeed, our TELUS teams’ passionate efforts to support our communities across the globe further exemplifies our leadership in social capitalism, Darren concluded.”

Doug French, Executive Vice-president and CFO said, “Our third quarter results build on our strong operating momentum, reflecting a continuation of our execution excellence and supported by our high growth and diversified asset mix. As we progress through the final quarter of the year and into 2023, our team remains highly confident of our growth trajectory and long-term strategic plan to further advance our leading growth profile. Our domestic core telecom business continues to perform well, benefitting from our world-leading wireless and PureFibre networks. At TI, the current macroeconomic environment is influencing customer spending in the near-term, leading TI to update its 2022 outlook for revenue growth as announced today. Importantly, TI continues to target robust double digit revenue growth with continued strong margin profile. TI remains focused on leveraging its key strategic partnerships and expanding its service offerings across its deep client roster, benefitting from the industry tailwinds as the pace of digitization continues at a robust pace. Considering TI’s updated revenue outlook, and lower than expected mobile equipment revenues, offset by the inclusion of LifeWorks, we are updating our 2022 guidance. We are now targeting consolidated revenue growth of approximately 8 per cent, tightening upwards adjusted EBITDA growth of 9 to 10 per cent, and capital expenditures of approximately $3.475 billion, inclusive of LifeWorks. For free cash flow, we are increasing our target to approximately $1.3 billion.”

“During the quarter, our team successfully closed our acquisition of LifeWorks earlier than anticipated, accelerating the recognition of the financial and operational benefits of the transaction, as well as accelerating the integration process months earlier, advancing our ability to begin unlocking the significant synergy opportunities.” added Doug. “Importantly this acquisition enhances the growth profile of TELUS Health by opening new business and revenue opportunities. In October, we announced the planned acquisition of WillowTree, significantly scaling TI’s digital services portfolio, augmenting its design and build capabilities, and increasing its higher-value digital services mix and revenue per team member. These two transactions represent important steps we are taking to scale these high growth, technology-oriented businesses. They augment their capacity for value creation, further diversifying our business and benefit from a larger addressable global market, building on our track record of execution excellence, industry-leading growth and profitability, and will further enhance our growth profile as we head into 2023.”

“Our team also successfully accessed the capital markets during the third quarter, issuing $2 billion in new debt securities across three different maturities, notably including our third sustainability-linked bond. This offering was met with high investor demand, within a dynamic market environment, and further demonstrates our strong access to the capital markets as we further advance our growth strategy. Importantly, our balance sheet remains strong. At the end of the third quarter, the average cost of our long-term debt remained low at 3.95 per cent, reflecting how our team has successfully leveraged the ultra-low interest rate environment over the last decade to accelerate our growth strategy, including our generational PureFibre build which is now nearing completion. We have a strong debt maturity schedule with the average maturity of our long-term debt at over 12 years along with no significant debt maturities until 2024. Our balance sheet strength will be further enhanced in 2023 with a meaningful increase in cash flow generation. At the end of 2022, our accelerated broadband build will wind down, setting ourselves up to see a meaningful positive impact to cash flow with capital expenditures declining by approximately $1 billion beginning in 2023,” concluded Doug.

For the third quarter, net income of $551 million increased by 54 per cent over the same period last year and Basic earnings per share (EPS) of $0.37 increased by 48 per cent over the same period last year. These increases were driven by the impacts of higher Operating income, including increased earnings before interest, income taxes, depreciation and amortization (EBITDA), as detailed below, as well as virtual power purchase agreements (VPPA) unrealized change in forward element in the third quarter of 2022, partly offset by higher depreciation and amortization; higher income taxes; and, as it relates to EPS, higher shares outstanding. When excluding the effects of restructuring and other costs, income tax-related adjustments, VPPA unrealized change in forward element in the third quarter of 2022 and long-term debt prepayment premium in the third quarter of 2021, adjusted net income of $471 million increased by 20 per cent over the same period last year, while adjusted basic EPS of $0.34 was up 17 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 10 per cent to over $1.6 billion. This growth reflects: (i) higher mobile network revenues driven by growth in our subscriber base over the past 12 months, in addition to higher mobile phone ARPU; (ii) increased contribution from our DLCX business; and (iii) increased internet and data service revenues driven by a combination of subscriber growth across internet, security and TV, business acquisitions, higher revenue per internet customer, and expanded services; and (iv) contribution from our acquisition of LifeWorks on September 1, 2022. These factors were partly offset by: (i) higher employee benefits expense; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences; (iii) bad debt expense returning to pre-pandemic levels driven by macroeconomic pressures compared to the prior period, which saw historically low bad debt expense; (iv) higher external labour; and (v) lower legacy fixed voice and legacy fixed data services revenues. Adjusted EBITDA, which excludes restructuring and other costs and other equity losses related to real estate joint ventures, increased by 11 per cent to more than $1.7 billion.

In the third quarter, we welcomed 347,000 net customer additions, up 27,000 over the same period last year, and inclusive of 150,000 mobile phones and 124,000 connected devices, in addition to 36,000 internet, 25,000 security and 18,000 TV customer connections. This was partly offset by residential voice losses of 6,000. Our total TTech subscriber base of 17.7 million is up 6.3 per cent over the last twelve months, reflecting a 4.4 per cent increase in our mobile phones subscriber base to 9.6 million, and a 15 per cent increase in our connected devices subscriber base to 2.4 million. Additionally, our internet connections grew by 6.3 per cent over the last twelve months to 2.4 million customer connections, our security customer base expanded by 23 per cent to 950,000 customers, and our TV subscriber base increased by 4.9 per cent to more than 1.3 million customers.

In health services, as of the end of the third quarter of 2022, virtual care members were 4.0 million, up 74 per cent over last year, while healthcare lives covered of 60.4 million increased by 41.1 million over the past twelve months, primarily due to the inclusion of approximately 37 million lives covered by LifeWorks. Digital health transactions in the third quarter of 2022 were 143.2 million, up 3.8 per cent over the third quarter of 2021.

Cash provided by operating activities decreased by $9 million in the third quarter of 2022 and free cash flow of $331 million increased by $128 million compared to the same period a year ago. The increase in free cash flow was driven primarily by higher EBITDA and lower capital expenditures.

Consolidated capital expenditures decreased by $66 million in the third quarter of 2022, driven by a $70 million decrease in TTech, mainly due to a planned slowdown in fibre network investments due to approaching our current build target compared to the accelerated investments in the first half of the year.

On March 25, 2021, we announced that we intended to accelerate $1.5 billion of capital spending in 2021 and 2022, with up to $750 million of accelerated capital in 2021 and the remainder brought forward into 2022. Accelerated capital invested during the third quarter of 2022 and first nine months of 2022 was $226 million and $691 million, respectively. This spend has enabled: (i) the acceleration of premises to be connected to our fibre network; (ii) the acceleration of our copper-to-fibre migration program; (iii) the expansion of our fibre build to a number of additional communities, including many rural and Indigenous communities; (iv) the advancement of our 5G network build, which covered approximately 80 per cent of the Canadian population at September 30, 2022; and (v) progress with the implementation of our digital strategy, and enhancement of products that will bolster both long-term revenue growth and operating expense efficiency.

As at September 30, 2022, 2.9 million households and businesses in B.C., Alberta and Eastern Quebec were covered with fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology. This is up from more than 2.6 million households and businesses in the third quarter of 2021. Furthermore, as of the end of the third quarter 2022, we have substantially completed migrating copper TV and internet customers within our PureFibre footprint. Going forward, we will continue to migrate any customers newly enabled with TELUS PureFibre. In addition, we will progress to our next phase, focusing on targeted central office copper retirement to drive synergies and optimize assets.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended September 30		Per cent
(unaudited)	2022	2021	change
Operating revenues (arising from contracts with customers)	4,640	4,246	9.3
Operating revenues and other income	4,671	4,251	9.9
Total operating expenses	3,875	3,559	8.9
Net income	551	358	53.9
Net income attributable to common shares	514	345	49.0
Adjusted net income(1)	471	392	20.2
Basic EPS ($)	0.37	0.25	48.0
Adjusted basic EPS(1) ($)	0.34	0.29	17.2
EBITDA(1)	1,646	1,496	10.1
Adjusted EBITDA(1)	1,724	1,559	10.7
Capital expenditures (excluding spectrum licences)(2)	925	991	(6.7)
Cash provided by operating activities	1,300	1,309	(0.7)
Free cash flow(1)	331	203	63.1
Total telecom subscriber connections(3) (thousands)	17,670	16,615	6.3
Healthcare lives covered(4) (thousands)	60,400	19,300	n/m

Notations used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2022 on a prospective basis, following an in-depth review of our definition of a subscriber, we adjusted our connected devices subscriber base to remove 34,000 subscribers within a legacy reporting system. During the second quarter of 2022, we adjusted our cumulative security subscriber connections to add approximately 75,000 subscribers as a result of a business acquisition.
(4)	Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services. During the third quarter of 2022, we added 36.9 million healthcare lives covered as a result of the LifeWorks acquisition.

Third Quarter 2022 Operating Highlights

As noted in Section 1.2 of our third quarter 2022 Management’s Discussion and Analysis (MD&A), the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a global impact into 2022. We expect the pandemic to continue to affect our operations until at least 2023. Whether this occurs will depend on both domestic and international factors, such as rates of vaccination, including booster doses, as well as the potential proliferation of COVID-19 variants of concern. Therefore, results described below may not be indicative of future trends, as the COVID-19 pandemic prevents us and our customers from operating in the normal course of business in certain areas, while we continue to adjust our mode of operations to continue delivering on our customers first priorities and social purpose. Our results discussed below are compared to the equivalent period in 2021, unless otherwise indicated.

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $314 million or 8.6 per cent in the third quarter of 2022, driven by higher mobile network revenues, growth in health services revenues, increased data service revenues and growth in agriculture and consumer goods service revenues, as described below. A slight decrease in fixed voice services revenues was a partial offset.
●	TTech EBITDA increased by $102 million or 7.5 per cent in the third quarter of 2022, while TTech Adjusted EBITDA increased by $114 million or 8.1 per cent, reflecting an increase in direct contribution from mobile and fixed products and services, as outlined below. This was partially offset by higher goods and services purchased and higher employee benefits expense.

Mobile products and services

●	Mobile network revenue increased by $108 million or 6.8 per cent in the third quarter of 2022, due to an increase in the mobile phones and connected device subscriber base over the past twelve months, in addition to roaming improvements. As compared to the third quarter of 2019, mobile network revenue is higher by $118 million or 7.5 per cent.
●	Mobile equipment and other service revenues increased by $22 million or 4.2 per cent in the third quarter of 2022, reflecting the impact of higher-value smartphones in the sales mix, partly offset by lower contract volumes.
●	TTech mobile products and services direct contribution increased by $110 million or 7.7 per cent in the third quarter of 2022, largely due to higher network revenues and higher equipment margins.
●	Mobile phone ARPU was $59.48 in the third quarter of 2022, an increase of $1.35 or 2.3 per cent. This increase reflects higher roaming revenue as a result of increased international travel volumes. Roaming improvements were partially offset by: (i) lower top-ups and chargeable usage revenues as customers continue to adopt larger or unlimited data allotments in their rate plans; (ii) the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods; and (iii) a greater uptake of family discount and bundling credits to our customers, which helps us drive lower churn and greater lifetime value across our mobile and fixed products and services.
●	Mobile phone gross additions were 421,000 in the third quarter of 2022, an increase of 41,000, driven by growth in high-value customers as a result of improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year, as well as success in our selective promotions during an aggressive back-to-school period.
●	Mobile phone net additions were 150,000 in the third quarter of 2022, an increase of 15,000, driven by growth in high-value customers as a result of improvements in retail traffic as pandemic-related restrictions had lessened when compared to the prior year, as well as success in our selective promotions during an aggressive back-to-school period.
●	Our mobile phone churn rate was 0.95 per cent in the third quarter of 2022, as compared to 0.90 per cent in the prior year period due to increased switching activity as a result of customer response to the previously mentioned aggressive promotional period, compounded by increased retail traffic. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and upgrade volume programs, and our leading network quality.
●	Connected device net additions were 124,000 in the third quarter of 2022, an increase of 14,000, largely attributed to successful promotions of consumer connected devices.

Fixed products and services

●	Fixed data services revenues increased by $56 million, or 5.4 per cent in the third quarter of 2022. The increase was driven by: (i) increased internet and data service revenues, reflecting a 6.3 per cent increase in our internet subscribers over the past 12 months, in addition to higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes; and (ii) increased revenues from home and business security driven by expanded services and customer growth of 23 per cent over the past 12 months. This growth was partially offset by: (i) the impact of the fourth quarter 2021 disposition of our financial solutions business; (ii) lower TV revenues, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, mostly offset by subscriber growth of 4.9 per cent over the past 12 months; and (iii) the ongoing decline in legacy data service revenues.
●	Fixed voice services revenues decreased by $10 million or 4.8 per cent in the third quarter of 2022, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, retention efforts and the migration from legacy to IP services offerings.
●	Fixed equipment and other service revenues increased by $24 million in the third quarter of 2022, reflecting higher sales volumes and lower discounts on business and consumer premises equipment, along with higher other services revenue.
●	TTech fixed products and services direct contribution increased by $97 million or 8.7 per cent in the third quarter of 2022 due to growth in margins for internet and data, as well as health and agriculture and consumer goods services, inclusive of business acquisitions and organic growth. These were partly offset by declining legacy data and legacy voice margins.
●	Internet net additions were 36,000 in the third quarter of 2022, a decrease of 10,000, due to modestly higher churn compared to relatively low churn rates during heightened pandemic restrictions in the prior year, in addition to macroeconomic pressures impacting consumer purchasing decisions. This was partly offset by our success in driving strong gross additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services.
●	TV net additions were 18,000 in the third quarter of 2022, an increase of 8,000, mainly due to strong loading in the business market and our diverse offerings, partly offset by modestly higher churn due to the factors discussed above for internet.
●	Security net additions were 25,000 in the third quarter of 2022, a decrease of 5,000, due to modestly higher churn due to the factors discussed above for internet. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 378,000 over the past 12 months, including the addition of 75,000 customers from our second quarter 2022 acquisition of Vivint Smart Home.
●	Residential voice net losses were limited to only 6,000 in the third quarter of 2022, compared to residential voice net losses of 11,000 in the same periods in 2021. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, mostly mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.
●	Health services revenues increased by $95 million or 73 per cent in the third quarter of 2022, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) higher revenues from the continued adoption of our virtual care and virtual pharmacy solutions inclusive of organic growth and business acquisitions; and (iii) growth in collaborative health records adoption.

●	At the end of the third quarter of 2022, 4.0 million members were enrolled in our virtual care services, an increase of 1.7 million over the past 12 months due to the continued adoption of virtual solutions to keep Canadians and others safely connected to health and wellness care.
●	At the end of the third quarter of 2022, our healthcare programs covered 60.4 million lives, an increase of 41.1 million over the past 12 months, mainly due to the addition of approximately 37 million lives covered from our third quarter acquisition of LifeWorks. Organically, lives covered increased due to the continued demand for virtual solutions, an increase in value-added services including vaccination solutions, and an increase in coverage related to elective health services.
●	Digital health transactions were 143.2 million in the third quarter of 2022, an increase of 5.3 million, largely driven by higher adjudication transactions as plan members resume the utilization of elective health services with pandemic restrictions easing.

Agriculture and consumer goods services

●	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food outcomes.
●	Agriculture and consumer goods services revenues increased by $19 million or 29 per cent, largely reflecting the impacts of business acquisitions, particularly with increased revenues from Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers, in addition to organic contributions from increased animal agriculture pharmacy and research revenues. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in the third quarter of 2022 compared to the third quarter of 2021, the Canadian dollar weakened against the U.S. dollar, resulting in higher reported revenues in the quarter.

Digitally-led customer experiences – TELUS International (DLCX)

●	DLCX operating revenues (arising from contracts with customers) increased by $80 million or 14 per cent in the third quarter of 2022. The increase was primarily attributable to: (i) higher revenue growth of 19 per cent in the tech and games vertical, due to expansion in our TELUS International AI Data Solutions (TIAI) business and continued growth within our existing clients and the addition of new clients; and (ii) higher revenue growth of 77 per cent generated from the banking, financial services and insurance vertical driven by the addition of a leading global financial institution. The strengthening of the U.S. dollar against the European euro resulted in an unfavourable foreign currency impact on our European euro-denominated operating results and more than offset the favourable currency impact from the strengthening of the U.S. dollar against the Canadian dollar.
●	DLCX EBITDA increased by $48 million or 35 per cent in the third quarter of 2022, while DLCX Adjusted EBITDA increased by $51 million or 36 per cent for the same period. The increases in EBITDA and Adjusted EBITDA were primarily from revenue growth, as discussed above, and lower share-based compensation expense associated with the lower average share price of TELUS International during the quarter, resulting in lower expense on liability-accounted awards. This was partly offset by business growth leading to a higher team member count coupled with higher salaries and wages and the strengthening U.S. dollar to Canadian dollar exchange rate.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting approximately $1.8 billion in the first nine months of 2022 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted over $33 billion in these taxes.
●	Investing $2.8 billion in capital expenditures primarily in communities across Canada in the first nine months of 2022 and over $50 billion since 2000.
●	Disbursing spectrum renewal fees of approximately $52 million to Innovation, Science and Economic Development Canada in the first half of 2022. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled approximately $40 billion.

●	Spending $6.4 billion in total operating expenses in the first nine months of 2022, including goods and services purchased of approximately $4.5 billion. Since 2000, we have spent $146 billion and $99 billion, respectively, in these areas.
●	Generating a total team member payroll of approximately $2.5 billion million in the first nine months of 2022, including wages and other employee benefits, and payroll taxes in excess of $151 million. Since 2000, total team member payroll totals $56 billion.
●	Returning approximately $1.8 billion in dividends through four quarterly dividend payments in the first ten months of 2022 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $22 billion to shareholders through our dividend and share purchase programs, including over $17 billion in dividends and $5.2 billion in share repurchases, representing approximately $16 per share.

TELUS updates 2022 consolidated financial targets

TELUS’ consolidated financial targets are being updated to reflect the inclusion of our acquisition of LifeWorks, which closed on September 1, 2022, and for lower mobile equipment revenue, as well as to account for TELUS International’s updated outlook. Consolidated capital expenditures are being increased to approximately $3.475 billion to include LifeWorks and free cash flow is being raised to $1.3 billion.

	2022 original targets	2022 updated targets
Operating revenues(1)	Growth of 8 to 10%	Approximately 8%
Adjusted EBITDA	Growth of 8 to 10%	Growth of 9 to 10%
Capital expenditures (excluding spectrum licences)	Approximately $3.4 billion	Approximately $3.475 billion
Free cash flow	$1.0 billion to $1.2 billion	Approximately $1.3 billion

(1)	For 2022, we are guiding on operating revenues, which excludes other income. Operating revenues for 2021 were $16,838 million.

The preceding disclosure reflecting TELUS’ 2022 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in this release. It is based on management’s expectations as of the date hereof and management’s assumptions as set out in Section 9.3 TELUS assumptions for 2022 in the 2021 annual MD&A, as updated under ‘Caution regarding forward-looking statements’ in this news release. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2022 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

Dividend Declaration - quarterly dividend increased to $0.3511 per share

The TELUS Board of Directors declared a quarterly dividend of $0.3511 per share on the issued and outstanding Common Shares of the Company payable on January 3, 2023 to holders of record at the close of business on December 9, 2022. This quarterly dividend reflects an increase of 7.2 per cent from the $0.3274 per share dividend declared one year earlier and is consistent with our multi-year dividend growth program.

Community Highlights

Giving Back to Our Communities

●	TELUS Friendly Future Foundation® and TELUS Community Boards are directing all of their 2022 support to charitable initiatives that help youth and marginalized populations. During the first three quarters of the Foundation’s fiscal year, the Foundation has directly impacted the lives of 726,000 youth by granting $7.8 million to over 450 charitable organizations. Since its inception in 2018, the Foundation has approved $33.1 million in cash donations to our communities, making a positive impact on the lives of 13.4 million youth.
●	During the third quarter, driven by our commitment to give youth in need every opportunity to reach their full potential, we donated 17,000 backpacks filled with back-to-school essentials through our 17th annual Kits for Kids program. Since 2006, we have donated more than one million care items to local communities, including 200,000 Kits for Kids, 33,000 refurbished computers to local schools and 157,000 comfort kits to support displaced families.
●	In September, as part of our Indigenous Reconciliation Commitment, TELUS, in partnership with the Canadian Museum of Human Rights and Indigenous master carver Carey Newman, launched the Digital Witness Blanket. Supported by a $1 million commitment from TELUS and TELUS Friendly Future Foundation, this dynamic artwork shares truths and memories of residential school Survivors.
●	During the quarter, we launched TELUS Wilderness Point and hosted our first-ever youth camp, a new summer adventure for Canadian youth focused on inclusivity, well-being and nature experiences. This new camp is a not-for-profit initiative to help more Canadian youth participate in safe and inclusive summer retreats with their peers.

Emergency and Humanitarian Relief

●	As part of our unwavering commitment to put our customers and communities first, throughout September up to October 19, 2022, we enabled over $760,000 in community giving through cash and in-kind contributions from TELUS, our team members and customers as well as TELUS Friendly Future Foundation to support those impacted by Hurricane Fiona, Hurricane Ian, the flooding in Pakistan as well as the unrest protests in Iran.

Empowering Canadians with Connectivity

●	Throughout the third quarter of 2022, we continued to leverage our Connecting for Good® programs to support marginalized individuals. So far this year, driven by our commitment to bridge digital divides, we have positively impacted 60,000 Canadians. Since we launched our programs, we have supported 320,000 individuals.

○	In the first nine months of 2022, we welcomed 13,000 new households to our Internet for Good® program, resulting in more than 44,000 households and 142,000 low-income family members and seniors, in-need persons with disabilities, and youth leaving foster care all benefiting from subsidized internet since the launch of the program in 2016.

○	Our Mobility for Good® program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada receiving the guaranteed income supplement. Throughout the first three quarters of 2022, we have added 9,000 youth, seniors and other marginalized Canadians to the program. Since we launched Mobility for Good in 2017, more than 37,500 individuals have benefited.

○	Our Health for Good® mobile health clinics, now serving 22 communities across Canada, supported 35,500 patient visits in the first nine months of 2022. Since the program’s inception, we have enabled over 131,000 cumulative patient visits, helping bring primary and mental health care to individuals experiencing homelessness.

○	During the first three quarters of 2022, our Tech for Good™ program provided 1,300 Canadians with disabilities access to personalized one-on-one training, support and customized recommendations on mobile devices and/or access to discounted mobile plans. Since the program’s inception, we have provided 6,000 Canadians with disabilities with professional assistance to help them independently use or control their mobile device and/or the TELUS Wireless Accessibility Discount.

●	Throughout the first three quarters of 2022, 90,000 individuals in Canada and beyond participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing our cumulative participation to over 538,000 individuals since the program launched in 2013.

Driving Social Impact

●	During the third quarter of 2022, the TELUS Pollinator Fund for Good™ closed an additional five investments in socially innovative startup companies, including Mycocycle and Limeloop, two circular economy solutions led by women. The fund’s total portfolio investment now includes 22 startup companies for which 40 per cent are led by women and 60 per cent by Indigenous and racialized founders.

Global Social Capitalism Awards and Recognition

●	In September 2022, TELUS won the Loyalty360 Best In Class Award for its Corporate Social Responsibility and Social Impact program excellence.
●	In September 2022, TELUS achieved Bronze position in the Loyalty360 Awards for its Social Impact and Corporate Social Responsibility. The awards recognize brands that are building stronger and deeper loyalty with their customers in a proactive, meaningful, and measurable way.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2022 conference call is scheduled for Friday, November 4, 2022 at 12:00 pm ET (9:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until midnight December 4, 2022 at 1-855-201-2300. Please quote conference access code 53762# and playback access code 0112793#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, our expectations regarding trends in the telecommunications industry including demand for mobile data and ongoing internet subscriber base growth, and our financing plans including our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2022 outlook, as described in Section 9 in our 2021 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2022 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 3.2%, 2.9%, 4.7%, 3.1% and 3.4%, respectively (compared to 4.3%, 4.2%, 4.4%, 4.5% and 3.7%, respectively, as reported in our 2021 annual MD&A).
●	Our revised estimates for 2022 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 5.4%, 4.9%, 5.8%, 5.7% and 4.5%, respectively (compared to 6.1%, 5.2%, 7.1%, 6.1% and 5.3%, respectively, as reported in our 2021 annual MD&A).

●	Our revised estimates for 2022 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 258,000 units, 39,000 units, 37,000 units, 87,000 units and 61,000 units, respectively (compared to 224,000 units, 39,000 units, 30,000 units, 83,000 units and 55,000 units, respectively, as reported in our 2021 annual MD&A).
●	Mobile products and services revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended average revenue per subscriber per month (ARPU). Roaming revenue from business and consumer travel will return to pre-pandemic levels with the easing of travel advisories and border restrictions, including those in Canada and the U.S.
●	Employee defined benefit pension plans: current service costs of approximately $98 million recorded in Employee benefits expense and interest expense of approximately $8 million recorded in Financing costs; a rate of 4.95% for discounting the obligation and a rate of 3.10% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $41 million.
●	Restructuring and other costs of approximately $200 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with business acquisitions.
●	Net cash Interest paid of approximately $790 million to $810 million.
●	We expect continued fluctuations in the average Canadian dollar: U.S. dollar exchange rate ($1.25 in 2021).
●	We expect that bad debt expense will return to pre-pandemic levels driven by macroeconomic pressures in combination with the easing of government funding programs that support consumers’ ability to pay.
●	We expect that we will be able to operate our retail stores back to pre-pandemic levels, allowing us to serve our customers in person, in addition to the digital capabilities that have enabled us to continue serving our customers through the pandemic.
●	Continued growth of health services revenue and EBITDA generated by strategic business acquisitions, including LifeWorks, expanding our breadth of health offerings. We anticipate being able to drive cross-selling opportunities and harvest synergies between our organizations. We continue to expect a slow recovery in our organic TELUS Health business due to: reduced health benefits management claims resulting from reduced activity and rate changes associated with a contract renewal; and higher operating costs associated with growth related to scaling our digital health offerings, inclusive of increased subscription-based licences, all with a focus on effective deployment of value-added services and optimizing efficiency.
●	Our international operations will be impacted by the recoveries in other global economies based on vaccine availability, distribution and effectiveness on their respective populations and regional lockdown measures as well as currency fluctuations. Additionally, we anticipate a period of continuing macroeconomic uncertainty.

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations, including changes to the demand for and supply of the products and services that we offer and the channels through which we offer them.

●	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention intended to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing; federal and provincial consumer protection legislation; a new policy direction to the CRTC; the introduction into Parliament of new federal privacy legislation that could expand consumer privacy rights, create significant administrative monetary penalties and a privacy right of action and implement a new regulatory regime for the use of artificial intelligence in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including potentially Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the Minister of Innovation, Science and Industry’s request to telecommunications service providers, including TELUS, to improve network resiliency; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.
●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.
●	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.
●	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.
●	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells to improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to the COVID-19 pandemic; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.
●	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage the growth of our infrastructure and integrate new team members.
●	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.
●	Security threats including intentional damage, or unauthorized access or attempted access, to our physical assets or our IT systems and networks, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.
●	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.
●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.
●	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.
●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; attracting and retaining qualified team members to support its operations; TI’s ability to grow and maintain profitability if changes in technology or if client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; adverse impacts of the COVID-19 pandemic on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our digitally-led customer experiences – TELUS International (DLCX) segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and other currencies where TI operates. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.
●	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements including the future outcome of collective bargaining for an agreement with the Telecommunications Works Union, United Steelworkers Local 1944 which expired at the end of 2021, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, unanticipated reaction to our COVID-19 vaccine policy or the reopening of our administrative offices and the health of our team.
●	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.
●	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or our NCIB will be maintained, unchanged and/or completed.
●	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.
●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.
●	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.
●	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic, as well as public and private sector responses to the pandemic; expectations regarding future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.
●	Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2021 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted net income

	Three months ended September 30
C$ and in millions	2022	2021
Net income attributable to Common Shares	514	345
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	73	58
Tax effect of restructuring and other costs	(18)	(14)
Income tax-related adjustments	13	(5)
Virtual power purchase agreements unrealized change in forward element	(151)	—
Tax effect of virtual power purchase agreements unrealized change in forward element	40	—
Long-term debt prepayment premium	—	10
Tax effect of long-term debt prepayment premium	—	(2)
Adjusted Net income	471	392

Reconciliation of adjusted basic EPS

	Three months ended September 30
C$	2022	2021
Basic EPS	0.37	0.25
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.05	0.04
Tax effect of restructuring and other costs, per share	(0.01)	(0.01)
Income tax-related adjustments, per share	0.01	—
Virtual power purchase agreements unrealized change in forward element, per share	(0.11)	—
Tax effect of Virtual power purchase agreements unrealized change in forward element, per share	0.03	—
Long-term debt prepayment premium, after income taxes, per share	—	0.01
Adjusted basic EPS	0.34	0.29

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended Sept 30 (C$ millions)	2022	2021	2022	2021	2022	2021
Net income					551	358
Financing costs					34	194
Income taxes					211	140
EBIT	688	630	108	62	796	692
Depreciation	511	494	39	36	550	530
Amortization of intangible assets	258	231	42	43	300	274
EBITDA	1,457	1,355	189	141	1,646	1,496
Add restructuring and other costs included in EBITDA	67	55	11	8	78	63
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,524	1,410	200	149	1,724	1,559

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended September 30
C$ and in millions	2022	2021
EBITDA	1,646	1,496
Restructuring and other costs, net of disbursements	4	21
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(37)	(13)
Effects of lease principal (IFRS 16 impact)	(118)	(124)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	30	36
Net employee defined benefit plans expense	24	30
Employer contributions to employee defined benefit plans	(9)	(10)
Interest paid	(203)	(192)
Interest received	10	12
Capital expenditures (excluding spectrum licences)[1]	(925)	(991)
Free cash flow before income taxes	422	265
Income taxes paid, net of refunds	(91)	(62)
Free cash flow	331	203

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended September 30
C$ and in millions	2022	2021
Free cash flow	331	203
Add (deduct):
Capital expenditures (excluding spectrum licences)[1]	925	991
Effects of lease principal and leases accounted for as finance leases prior to adoption of IFRS 16	118	124
Individually immaterial items included in Net income neither providing nor using cash	(74)	(9)
Cash provided by operating activities	1,300	1309

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 28 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and eCommerce and fintech.

TELUS Health is a global healthcare company, which provides employee and family preventative healthcare and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventative and mental health outcomes covering over 60 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million, in cash, in-kind contributions, time and programs, and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com